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Angle Tree Brewery

Brewery

45 Elm Street
North Attleboro, MA 02760
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $10,000 invested.
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THE PITCH
Angle Tree Brewery is seeking investment to finish our build out according to our vision and purchase some additional equipment.
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OUR MISSION

Our mission at Angle Tree Brewery is to not only produce the finest quality craft ales and lagers, but to be a resource for the surrounding community. By brewing good beer, we hope to bring good people together. Through community stewardship and reciprocity, we hope to give back as much as we receive. Hey, we're locals, too.

We're literally building our community from the ground up and are gearing up to open mid-2022
We believe that the community should not only be a part of our journey, but share in the success as we grow.
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OUR STORY

We are Angle Tree Brewery. We are a small group of locals with a common desire. A desire to bring the amazing people of this community together, under our roof. Together to share. Share stories and memories, to create some new memories, and to share a few beers together with us. Cheers!

Community First: Fostering collaborations with our craft beer and artist communities.
Celebrating History: The Angle Tree was a landmark that was used to delineate the boundary between the Plymouth Colony and the Massachusetts Bay Colony. The Angle Tree Stone replaced the original marker in 1790. This historical landmark still stands at its original location today on the border of the towns of North Attleboro and Plainville, MA.
Detail #1
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THE SPACE: WE LOVE IT WHEN A PLAN COMES TOGETHER.
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THE TEAM
Jonathan Connolly
Co-Owner
Tim Auclair
Co-Owner

Tim has been a homebrewer for over 20 years. He completed the Professional Craft Brewers program at Johnson & Wales University in 2020. He has a Bachelor of Science in Environmental Chemistry and has over a dozen years experience in the science industry.

Michael LeBaron
Co-Owner

Mike has experience building and operating breweries and has been a brewery consultant for 25 years. He has worked at Smuttynose, Ipswich and Portsmouth. He built Cottrell Brewing brew house in Pawcatuck, CT for the owners and was head brewer for 2 years. Mike also owns a landscaping business and is part owner in a sand blasting business as well.

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INTENDED USE OF FUNDS

With the funds raised through Mainvest we will be able to generate enough capital for operating expenses, as well as the ability to purchase several necessary items:

Purchase Bulk Glycol and other Chemical Supplies.
Buy Ingredients to Brew our Beer.
Purchase Draft Equipment to Serve our Beer.
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Signage $9,700
Ducting for HVAC $3,428
Grain auger for brewhouse $1,340
Water filtration system $1,300
Brewing Ingredients (malt, hops, yeast, etc.) $6,000
Glycol $875
Cleaning chemical supplies $950
Glassware $750
Operating expenses $3,857
Mainvest Compensation $1,800
Total $30,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $570,320 $627,352 $671,266 $704,829 $725,973
Cost of Goods Sold $165,000 $181,500 $194,204 $203,914 $210,031
Gross Profit $405,320 $445,852 $477,062 $500,915 $515,942

EXPENSES

Rent $72,000 $73,800 $75,645 $77,536 $79,474
Utilities $41,000 $42,025 $43,075 $44,151 $45,254
Salaries $78,000 $85,800 $91,805 $96,395 $99,286
Insurance $8,133 $8,336 $8,544 $8,757 $8,975
Equipment Lease $0 $0 $0 $0 $0
Repairs & Maintenance $5,000 $5,125 $5,253 $5,384 $5,518
Legal & Professional Fees $6,000 $6,150 $6,303 $6,460 $6,621
Operating Profit $195,187 $224,616 $246,437 $262,232 $270,814
This information is provided by Angle Tree Brewery. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
Investment Round Status
Target Raise $30,000
Maximum Raise $50,000
Amount Invested $0
Investors 0
Investment Round Ends June 10th, 2022
Summary of Terms
Legal Business Name Angle Tree Brewery
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
1.6×

Investment Multiple 1.4×

Business's Revenue Share 2%-3.3%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1st, 2027

Financial Condition

No operating history

Angle Tree Brewery was established in November, 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Angle Tree Brewery's fundraising. However, Angle Tree Brewery may require additional funds from alternate sources at a later date.

Financial liquidity

Angle Tree Brewery has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Angle Tree Brewery expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Angle Tree Brewery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Angle Tree Brewery operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Angle Tree Brewery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Angle Tree Brewery's core business or the inability to compete successfully against the with other competitors could negatively affect Angle Tree Brewery's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Angle Tree Brewery's management or vote on and/or influence any managerial decisions regarding Angle Tree Brewery. Furthermore, if the founders or other key personnel of Angle Tree Brewery were to leave Angle Tree Brewery or become unable to work, Angle Tree Brewery (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Angle Tree Brewery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Angle Tree Brewery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Angle Tree Brewery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Angle Tree Brewery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Angle Tree Brewery

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Angle Tree Brewery's financial performance or ability to continue to operate. In the event Angle Tree Brewery ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Angle Tree Brewery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Angle Tree Brewery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Angle Tree Brewery is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Angle Tree Brewery will carry some insurance, Angle Tree Brewery may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Angle Tree Brewery could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Angle Tree Brewery's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Angle Tree Brewery's management will coincide: you both want Angle Tree Brewery to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Angle Tree Brewery to act conservative to make sure they are best equipped to repay the Note obligations, while Angle Tree Brewery might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Angle Tree Brewery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Angle Tree Brewery or management), which is responsible for monitoring Angle Tree Brewery's compliance with the law. Angle Tree Brewery will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Angle Tree Brewery is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Angle Tree Brewery fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Angle Tree Brewery, and the revenue of Angle Tree Brewery can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Angle Tree Brewery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Angle Tree Brewery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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